Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
57492 Onaga Trail ∙ Yucca Valley, California 92284
 (248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) ∙ sharondmac2013@gmail.com

15 December 2015

Mr. Ruairi Regan
Mr. David Link
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:         Vet Online Supply, Inc.
Registration Statement on Form S-1/A
Filed December 1, 2015
File No. 333-207001

Dear Mr. Regan:

We are in receipt of your correspondence dated December 9, 2015, and on behalf of Mr. Edward Aruda, President of Vet Online Supply, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Vet Online Supply, Inc.

Certain Relationships and Related Transactions, page 38

1.	We reissue prior comment 6 in part. Please revise to indicate the amounts paid to Kensington Marketing for its consulting services to the company.

Response:  Kensington Marketing has not received any compensation for the consulting services provided to the Company, nor are there any current plans for Kensington Marketing to receive any compensation for its consulting services to the Company. The Promissory Note Kensington Marketing entered into with the Company is compensation for the money it has paid on behalf of the Company only.

Exhibits

2.	Please file the convertible promissory note with Concord Veterinary Supply, Inc. as an exhibit, or tell us why you believe it is not required to be filed.

Response:  We have included the Promissory Note with Concord Veterinary Supply, Inc. as exhibit 10.6.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

3.
Please revise to obtain a consent of the independent registered public accountant which consents to the inclusion of their audit report dated September 17, 2015 (except for the effects on the financial statements of the restatement for the reseller agreement and promissory note described in Note 7, as to which the date is December 1, 2015) in the registration statement on Form S-1, as amended.

Securities and Exchange Commission
Division of Corporation Finance
Vet Online Supply, Inc.
File No. 333-207001
15 December 2015

Response: The language of the consent by the independent registered public accountant has been revised to include consent to inclusion of its audit report.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Edward Aruda at (442) 222-4425.

With best regards,

/s/Sharon D.Mitchell
Sharon D. Mitchell

cc:  Mr. Edward Aruda, President
       Vet Online Supply, Inc.